AB c/4

[redacted]

SECURITIES
W

08031923

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
Washington, DC
FORM X-17A-5
106
PART III

SEC FILE NUMBER
8- 03271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Adams Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald D. MacFayden, Chief Financial Officer (617) 371-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Adams Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Canaccord Adams Inc.
March 31, 2008
With Report of Independent Registered Public Accounting Firm

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 617 266 2000
Fax: 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

We have audited the accompanying statement of financial condition of Canaccord Adams Inc. (The Company) as of March 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of Canaccord Adams Inc. at March 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

May 28, 2008

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2008

Assets	
Cash and cash equivalents	$25,586,391
Receivables from customers	5,195,616
Receivables from brokers, dealers, and clearing organizations	5,927,581
Receivables from affiliates	3,096,453
Securities borrowed	619,900
Deposits with clearing organizations and others	2,470,340
Securities owned, at market value	375,543
Other receivables	7,878,600
Income tax receivable	204,805
Stock-based incentive compensation	1,382,364
Fixed assets, at cost (net of accumulated depreciation of $1,850,259)	7,118,008
Prepaid expenses	387,047
Total assets	$60,242,648
Liabilities and stockholder's equity	
Payables to customers	$ 5,346,279
Payables to brokers, dealers, and clearing organizations	663,768
Payables to affiliates	3,628,785
Securities sold, not yet purchased, at market value	4,004,567
Other liabilities and accrued expenses	24,849,452
	38,492,851
Subordinated borrowings	10,000,000
Stockholder's equity:	
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)	30
Additional paid-in capital	15,759,548
Other comprehensive income	60,568
Retained earnings	(4,070,349)
Total stockholder's equity	11,749,797
Total liabilities and stockholder's equity	$60,242,648

See accompanying notes.

1. Organization

Canaccord Adams Inc. (the Company), a wholly-owned subsidiary of Canaccord Adams (Delaware) Inc. (the Parent or CADI), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides corporate finance and underwriting services, mergers and acquisitions and other financial advisory services, institutional sales and trading and equity research.

On January 3, 2006 the Company's former parent, Adams Harkness Financial Group, Inc., merged with AHFG Acquisition Corp., an indirect wholly-owned subsidiary of Canaccord Capital Inc. (CCI), the ultimate Parent, to form CADI. CADI is a wholly-owned subsidiary of Canaccord Adams Financial Group Inc. (CAFGI), a wholly-owned subsidiary of CCI. In connection with the merger, the Company, formerly known as Adams Harkness, Inc., changed its name to Canaccord Adams Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than ninety days and which are not held for sale in the ordinary course of business.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis.

2. Significant Accounting Policies (continued)

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at market value. Market value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances.

Securities Borrowed and Securities Loaned

Securities borrowed and loaned, generally collateralized by cash, are recorded at the amount of collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The initial collateral advanced or received in connection with a transaction has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of securities loaned on a daily basis, and may require counterparties to deposit additional collateral or collateral may be returned as appropriate. In respect of securities borrowed, the Company may be required to deposit additional collateral or collateral may be returned, as appropriate, based on the market value of securities borrowed. Counterparties are principally other brokers and dealers and financial institutions.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Foreign currency translation gains and losses are included in the statement of changes in stockholder's equity as other comprehensive income.

Fixed Assets

Fixed assets include furniture, fixtures, and equipment, which are depreciated using the accelerated method over the useful lives of the assets, and software and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

2. Significant Accounting Policies (continued)

Other Receivables

Included in other receivables are forgivable loans made to employees to purchase shares in CCI, typically as hiring incentives or under other incentive compensation arrangements. These loans are forgivable based on continued employment over a vesting period and are amortized over such vesting period, which usually ranges from one to four years.

Income Taxes

The Company is included in the consolidated income tax returns of its U.S. based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes as calculated on this basis and currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities using the current tax rate.

3. Cash Segregated Under Federal Regulations

The Securities and Exchange Commission (SEC) requires, and the Company maintains, cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As of March 31, 2008, the deposit was $2,770,200.

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations represent amounts due in connection with the Company's normal transactions involving the trading of securities. These balances consist primarily of failure to deliver and failure to receive securities and represent the contract value for such failures as of the settlement date. Securities failed-to-deliver represents receivables for securities sold that have not been delivered for which settlement date has passed. Securities failed-to-receive represents payables for securities purchased that have not been received for which settlement date has passed.

5. Receivables from and Payables to Customers

Amounts receivable from and payable to customers represent amounts due in connection with cash or margin transactions. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such collateral is not included in the Company's financial statements. In connection with these activities the Company may also execute customer transactions involving the sale of securities not yet purchased (short sales). In the event a customer fails to satisfy its payment or delivery obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to satisfy such customer's obligations.

6. Other Receivables and Other Liabilities and Accrued Expenses

Other receivables are comprised of the following:

Corporate finance and trading	$4,220,181
Forgivable loans to employees	2,711,248
Notes receivable from employees	279,961
Other	767,210
Allowance	(100,000)
	$7,878,600

Other liabilities and accrued expenses are comprised of the following:

Accrued compensation	$20,929,039
Accounts payable and accruals	3,920,413
	$24,849,452

7. Securities Owned and Securities Sold, Not Yet Purchased

At March 31, 2008, securities owned and securities sold, not yet purchased, are comprised of the following:

	Owned	Sold, Not Yet Purchased
Corporate equity	$375,546	$ 4,567
Covered short sales	–	4,000,000
	$375,546	$4,004,567

Securities owned represent proprietary positions and may be pledged as collateral to counterparties on terms which permit the counterparty to sell or re-pledge the securities to others. As of March 31, 2008 no securities were pledged to counterparties.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition. Covered short sales represent securities sold short in connection with an investment banking transaction which are covered by an option from the corporate issuer which entitles the Company to acquire such securities at the net offering price for a period of up to 30 days after the date of the investment banking transaction.

8. Fixed Assets

Fixed assets are comprised of the following:

Furniture and fixtures	$ 1,470,570
Equipment	852,523
Software	160,742
Leasehold improvements	6,484,432
	8,968,267
Accumulated depreciation	(1,850,259)
	$ 7,118,008

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return of the Parent and certain other affiliates of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

The significant components of the Company's deferred tax assets and liabilities are as follows as of March 31, 2008:

Deferred tax assets:	
Net operating loss carryforward	$ 3,604,623
Depreciation	563,027
Stock-based incentive compensation	369,084
Forgivable loans	321,128
Accrued rent	216,677
Contributions	181,251
Allowance for bad debts	41,175
	5,296,965
Deferred tax liabilities:	
Prepaid expenses	159,367
Unrealized gain	49,684
	209,051
	5,087,914
Valuation allowance	(5,087,914)
Net deferred tax asset	$ -

10. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations.

The Company has established a stock-based incentive compensation plan for certain eligible employees (LTIP). Under the LTIP eligible participants are awarded restricted share units (RSU) which vest over three years. Each RSU entitles the holder to receive

10. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

one common share of the Company's indirect parent, CCI, at the time of vesting. At the time RSU awards are made the Company records a liability to CCI in the amount of such awards. RSU awards are amortized over the vesting period.

Balance, beginning of year	$ –
RSU awards	2,278,742
Accumulated amortization	(896,378)
Balance, end of year	$1,382,364

11. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancellable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent expense was $2,965,312 for the year ended March 31, 2008. Aggregate minimum annual rental payments are as follows:

	Minimum Annual Rental Payments
2009	$ 3,224,944
2010	3,225,761
2011	3,218,953
2012	3,200,555
2013	3,195,675
Thereafter	7,300,315
Total	$23,366,203

Legal

The Company is involved in litigation arising in the normal course of the securities business. While the outcome of any litigation is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

11. Commitments and Contingencies (continued)

Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted, however the potential for the Company to be required to make payments under such guarantees is considered remote.

As of March 31, 2008, the Company has provided a standby bank letters of credit in the aggregate amount of $1,331,956 as guarantees for certain office space lease obligations. Of this amount, $857,175 is secured and is included in cash and cash equivalents on the statement of financial condition.

12. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

In the normal course of business the Company executes securities transactions with affiliated entities. As of March 31, 2008, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from/to Parent	$1,804,502	$ 2,370,288
Due from/to other affiliates	$1,291,951	$ 1,258,497
Subordinated debt (See Note 13)	$ –	$10,000,000

13. Subordinated Debt

The Company has subordinated debt with its Parent consisting of a $10,000,000 subordinated loan pursuant to a subordination agreement, which matures on March 31, 2009 (See Note 18). The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of its note.

The subordinated loan has been approved by the FINRA and is thus available for computing regulatory net capital under the SEC's uniform net capital rule (See Note 16). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

14. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. These securities positions are monitored on a daily basis to minimize the risk of loss. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations; securities purchased under agreements to resell and securities sold under agreements to repurchase; receivables from and payables to affiliates and customers; securities borrowed and securities loaned; bank loans; and subordinated borrowings. Financial instruments that either have short-term maturities (one year or less), are re-priced frequently, or bear market interest rates are carried at amounts approximating fair value. These activities expose the Company to risk in the event the customers or other counterparties are unable to fulfil their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

14. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In addition, the Company also executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into collateralized financing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfil its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with, or returned by, the Company when deemed necessary.

15. Master Promissory Note

The Company has an established borrowing arrangement in place with a financial institution which provides for borrowings of up to $43,000,000 at the discretion of the financial institution, which are generally used to cover periodic deposit requirements. This Master Promissory Note is an unsecured note and is due upon demand at an interest rate based on the Federal Funds opening asking rate percentage. As of March 31, 2008, there were no balances outstanding under this arrangement.

16. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

16. Net Capital Requirements and Other Regulatory Matters (continued)

At March 31, 2008, the Company had net capital of $10,968,082 which was $9,968,082 in excess of the required net capital of $1,000,000 (See Note 18). The Company's ratio of net capital to aggregate debit items was 162%.

17. Common Stock

The common stock outstanding as of March 31, 2008 is voting common stock, of which 100% is owned by CADI.

18. Subsequent Events

On May 15, 2008, the Board of Directors of the Company approved an extension of the maturity date for the subordinated loan agreement in the amount of $10,000,000 (See Note 13) from March 31, 2009 to March 31, 2012 subject to such filings and regulatory approvals as may be required.

19. Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for the Company beginning in fiscal year 2009. The Company does not expect the adoption of FIN 48 to have a significant impact on its financial position or results of operations.

19. Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (FAS 157), which is effective for fiscal years beginning after November 15, 2007. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the potential impact of this statement on the financial condition and the operating results of the Company.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, (FAS 159), which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the potential impact of this statement on the financial condition and the operating results of the Company.

END